TCW FUNDS DISTRIBUTORS LLC
(SEC. I.D. No. 8-31114)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-31114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TCW Funds Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

865 South Figueroa Street
(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gayle Espinosa	1-213-244-0916	Gayle.Espinosa@tcw.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

555 West 5th Street	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felicia Werts, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TCW Fund Distributors LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CCO, Secretary & Anti-Money Laundering Compliance Officer

See attached

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Independent public accountant's agreed-upon procedures report / Form SIPC-7

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2023, by Felicia P. Werts, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



CLAUDIA M. ADAIR
COMM. # 2426092
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 7, 2026

(Seal) Signature

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of TCW Funds Distributors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TCW Funds Distributors LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1, the Company derives most of its revenues from several affiliates. Additionally, as described in Note 5, the Company entered into an expense-sharing agreement with an affiliate whereby certain expenses are incurred by the Parent on behalf of the Company. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

Report on Supplemental Schedules

The supplemental schedules h, j, and m listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

Los Angeles, California

February 27, 2023

We have served as the Company's auditor since 1990.

TCW FUNDS DISTRIBUTORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents (Note 2 and Note 3)	$	2,668,617
Distribution fees receivable (Note 2)		588,757
Prepaid expenses and other		159,026
TOTAL ASSETS	$	3,416,400

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Distribution fees payable to Advisor (Note 2)	$	588,757
Payable to related party (Note 5)		489,188
Accrued professional fees and other		893
Total Liabilities		1,078,838
Commitments and contingencies (Note 6)		
Member's Equity:		2,337,562
Total Member's Equity		2,337,562
Total Liabilities and Member's Equity	$	3,416,400

See notes to financial statements.

TCW FUNDS DISTRIBUTORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES

Distribution fees (Note 2)	$	26,261,761
Commission fees (Note 2)		16,665,306
Non-12b-1 fees (Note 2)		55,046,592
Dividend and other income		17,868
Total Revenues		97,991,527

EXPENSES

Distribution fees expense (Note 2)	26,261,761
Commission expense (Note 2)	16,665,306
Non-12b-1 fee expense (Note 2)	55,046,592
Regulatory expenses	355,707
Professional fees and other expenses	710,538
Total Expenses	99,039,904

NET LOSS	$	(1,048,377)

See notes to financial statements.

TCW FUNDS DISTRIBUTORS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Member's Equity
Balance at January 1, 2022	$ 1,885,939
Net loss	(1,048,377)
Capital Contributions	1,500,000
Balance at December 31, 2022	$ 2,337,562

See notes to financial statements.

TCW FUNDS DISTRIBUTORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (1,048,377)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Distribution fees receivable	$ 220,231	
Prepaid expenses	11,104	
Distribution fees payable to Advisor	(220,231)	
Payable to related party	489,188	
Accrued professional fees and other	(6,607)	
Total Adjustments		493,685
Net cash used in operating activities		(554,692)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions		1,500,000
Net cash provided by financing activities		1,500,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		945,308
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,723,309
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 2,668,617

See notes to financial statements.

TCW FUNDS DISTRIBUTORS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

NOTE 1 – ORGANIZATION

TCW Funds Distributors LLC (the "Company" or "TFD") is a registered broker/dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment adviser. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

The Company is a single-member limited liability company ("single-member LLC"), a wholly owned subsidiary of TCW Group, Inc. (the "Parent") and is a second-tier subsidiary of Clipper Holding L.P. ("Holding").

The Company derives most of its revenues from several affiliates. The Company has an expense-sharing agreement (as described further in Note 5) with TCW LLC, ("TCW") an affiliate of the Company, under which certain expenses are incurred by the Parent on behalf of the Company. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Reportable Segment – Management has determined that the Company operates in one segment, based on the similarities in economic characteristics between its operations, the common nature of its services and the regulatory environment under which it operates.

Cash and Cash Equivalents – The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2022, cash and cash equivalents consist of approximately $353,509 in demand deposits with a bank and $2,315,108 in a money market mutual fund.

Distribution Fees – The Company serves as the nonexclusive distributor of each class of the TCW Funds, Inc., (the "TCW Funds") and the Metropolitan West Funds (the "MetWest Funds" and together with the TCW Funds, the "Funds") family of funds' shares. The Funds have a distribution plan (the "Plans") pursuant to Rule 12b-1 under the 1940 Act with respect to the N and M Class shares of each TCW Fund and MetWest Fund, respectively. Under the terms of the Plans, the Company receives distribution fees from the TCW Funds of 0.25% of TCW Funds' net assets for N Class and 0.16% to 0.21% of the MetWest Funds' net assets for M Class. In general, these fees are received from the Funds within 10 business days after month-end. The Company expects to use all of these fees to compensate and reimburse the investment advisors - TCW Investment Management Company LLC ("TIMCO") for the TCW Funds and TCW Asset Management Company LLC ("TAMCO" and together with TIMCO, the "Advisor") for the MetWest Funds. The Advisor in turn pays the brokers, financial advisers, retirement plan service providers, and other financial intermediaries for providing administrative services to their customers. At December 31, 2022 the Company had $588,757 of distribution fees payable to the Advisor and $588,757 of distribution fees receivable from the Funds on the Statement of Financial Condition. For the year ended December 31, 2022, the Company earned distribution fees of $26,261,761 from the Funds and expensed and recorded distribution fees of $26,261,761 to the Advisor.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Commission Fees – The Company earns commissions revenue from TCW for serving as a broker-dealer of its affiliates' mutual funds and other affiliated investment funds. The Company remits commissions back to TCW, which acts as the disbursing agent for the commission payments, to pay its registered representatives. Commission fees and related expenses are recognized on a trade date basis. During the year ended December 31, 2022, the Company earned commissions of $16,665,306 from TCW and expensed commissions $16,665,306 to TCW. The Company accounts for commission receivables and liabilities to TCW in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20, *Offsetting*, where presentation on a net basis is permitted when a setoff right exists. As of December 31, 2022 the amount of commissions due to/from TCW was $394,479 presented on the Statement of Financial Condition on a net basis.

Non-12b-1 fees – The Company has contracted with various third party intermediaries for certain non-distribution related services ("Non-12b-1 fees") for recordkeeping, administrative and other miscellaneous services. The Company engages these third party intermediaries to assist the Advisor to the Funds and recorded Non-12b-1 fee revenue of $55,046,592 during the year ended December 31, 2022 for these services. The Company also utilizes the Advisor as the paying agent for all non-distribution related services and recognized an expense of $55,046,592 during the year ended December 31, 2022 representing the Company's obligation to third party intermediaries for such non-distribution related services. The corresponding receivable for the Non-12b-1 fees and payable for the Non-12b-1 fees are due from and due to Advisor, respectively, and presented on a net basis on the Statement of Financial Condition. As of December 31, 2022, the amount of Non-12b-1 fees due to/from Advisor was $10,658,791.

Income Taxes – The results of the Company's operations are included in the consolidated tax return of Clipper Intermediate Corp. (a wholly-owned subsidiary of Holding). As a single-member LLC, the Company is a disregarded entity under U.S. Federal tax laws and accordingly, no tax recognition is reflected in the Company's financial statements.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such difference could be material. Significant estimates made by management relate primarily to accrued income and accrued expenses.

Fair Value of Financial Instruments – The Company's financial instruments, primarily including cash and cash equivalents, distribution fee receivables, and distribution fees payable, are recorded at their cost or contract amount, which is considered by management to approximate their fair value, as they are short-term in nature or are subject to frequent repricing.

Revenue Recognition – The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), which requires the amount of revenue recognized by an entity to correlate with the satisfaction of performance obligations to the customer as well as the amount of consideration that the entity expects to be entitled to in exchange for goods and services provided. An entity is required to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when, or as the entity satisfies a performance obligation. In determining the transaction price, an entity is also required to ascertain whether constraints

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

on variable consideration should be applied due to uncertain future events. In accordance with ASC 606, the Company's revenue streams, performance obligations and associated timing of revenue recognition are as follows:

Revenue Stream	Performance Obligation[1]	Revenue Recognition
Distribution fees	To serve as the nonexclusive distributor of the Funds' shares	Recognized over time; however, because such fees are based on month- or quarter-end average market values, such fees are constrained until the end of the month when the actual average market values of the Funds are known and the related revenues are no longer subject to significant reversal.
Commission fees	To serve as broker-dealer of the Funds by marketing and selling the Funds' shares	Point in time or over time, depending on the basis for the commission.
Non-12b-1 fees	To provide certain non-distribution related services for recordkeeping, administrative and other miscellaneous services.	Recognized over time; however, because such fees are based on month- or quarter-end market values, such fees are constrained until the end of the month when the actual market values of the Funds are known and the related revenues are no longer subject to significant reversal.

[1]Each represent a single performance obligation associated with the relevant revenue stream. The Company applies a time-elapsed output method for performance obligations satisfied over time since the services are provided evenly throughout the period.

In assessing its revenue arrangements, the Company also applies the control principal and considers indicators of control as prescribed in ASC 606 to determine whether it is the principal or agent in each revenue arrangement. Revenues and expenses from arrangements whereby the Company is the principal are reported at gross in the Company's Statement of Operations.

NOTE 3 – FINANCIAL INSTRUMENTS

The Company's financial assets measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category are money market funds, listed equities, and equity index funds. The Company does not adjust the quoted price of these investments, even in situations where it holds a large position and a sale could reasonably be expected to affect the quoted price.

- Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments generally included in this category are convertible bonds.

- Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation.

The following is a summary of the Company's financial assets as of December 31, 2022, that is accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash equivalents -				
Money market mutual fund	$ 2,315,108	$ -	$ -	$ 2,315,108
Total assets	**$ 2,315,108**	**$ -**	**$ -**	**$ 2,315,108**

Transfers of investments between different levels of the fair value hierarchy are recorded as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2022. There are no financial assets and liabilities that are accounted for at fair value on a nonrecurring basis as of December 31, 2022.

NOTE 4 – REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $1,543,477, which was $1,471,554 in excess of its required net capital of $71,923. The Company's ratio of aggregate indebtedness to net capital was 0.70 to 1.

NOTE 4 – REGULATORY REQUIREMENTS (continued)

In accordance with the July 1, 2020 update to the SEC's guidance concerning the amendments to the broker-dealer reporting rule, Rule 17a-5 under the Securities and Exchange Act of 1934 ("Rule 17a-5"), that were adopted on July 30, 2013, the Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund underwriter/sponsor (distributor); (2) private placements of securities (on a best efforts basis only); and (3) mutual fund retailer (application basis only) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of brokers (commonly referred to as "PAB accounts") throughout the most recent fiscal year.

NOTE 5 – RELATED PARTIES

The Company has an expense-sharing agreement with TCW, under which TCW agrees to accept responsibility for the general and administrative expenses of the Company and to serve as common paymaster for the purpose of eliminating duplication in accounting and payments for shared expenses. In accordance with FINRA's (formerly the National Association of Securities Dealers) Notice to Members dated October 2003 ("NTM 03-63"), the Company maintains a schedule of operating expenses paid for by TCW on behalf of the Company. Operating expenses paid for by TCW on behalf of the Company include salaries and general and administrative expenses for registered representatives' as well as personnel in legal, compliance, and finance that are allocable to the Company based on average annual time spent on TFD-related activities. During the year ended December 31, 2022, the amount of operating expenses was $9,406,513. Refer to Note 2 for discussion of related party agreements and transactions pertaining to distribution, commission and non-12b-1 fees. Additionally, the Company has a payable due to Parent of $489,188 which primarily relates to business and entertainment and gift and gratuities expenses incurred by the Company during the year ended December 31, 2022 that were paid by the Parent but subject to reimbursement by the Company. During the year ended December 31, 2022, the Company received a capital contribution from Parent of $1,500,000.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company receives subpoenas or other requests for information from various U.S. federal, state governmental, and regulatory authorities in connection with certain industry-wide or other investigations or proceedings. It is the Company's policy to cooperate fully with all such inquiries. The Company, certain affiliates, and various third parties have been named as defendants in various legal actions, including arbitrations and other litigation arising in connection with the Company's activities.

Management, after consultation with legal counsel, currently does not anticipate that the aggregate liability, if any, arising out of pending or threatened regulatory matters or lawsuits will have a material adverse effect on the Company's financial position. At the present time, management is not in a position to determine whether any such matters will have a material adverse effect on the Company's results of operations in any future reporting period.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure in the Company's financial statements through the date on which the Company's financial statements were issued. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

* * * * * * *

SUPPLEMENTAL SCHEDULE (h)

TCW FUNDS DISTRIBUTORS LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2022

NET CAPITAL

Total member's equity from statement of financial condition		$ 2,337,562

DEDUCTIONS AND/OR CHARGES

Nonallowable assets:		
Distribution fees receivable	$ 588,757	
Prepaid expenses and other	159,026	
Total deductions and/or charges		747,783
Net capital before haircuts on securities positions		1,589,779
Haircuts on securities:		
Money market mutual fund	46,302	
Total haircuts		46,302
NET CAPITAL		$ 1,543,477
TOTAL AGGREGATE INDEBTEDNESS		$ 1,078,838
MINIMUM CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 71,923
EXCESS CAPITAL		$ 1,471,554
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.70

Note: There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2022, filed on January 25, 2023.

SUPPLEMENTAL SCHEDULE (j)

TCW FUNDS DISTRIBUTORS LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2022

The Company has no possession or control obligations under SEC Rule 15c3-3(b) or reserve deposit obligations under SEC Rule 15c3-3(e) because its business is limited to (1) mutual fund underwriter/sponsor (distributor); (2) private placements of securities (on a best efforts basis only); and (3) mutual fund retailer (application basis only).

SUPPLEMENTAL SCHEDULE (m)

TCW FUNDS DISTRIBUTORS LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022

The Company has no possession or control obligations under SEC Rule 15c3-3(b) or reserve deposit obligations under SEC Rule 15c3-3(e) because its business is limited to (1) mutual fund underwriter/sponsor (distributor); (2) private placements of securities (on a best efforts basis only); and (3) mutual fund retailer (application basis only).



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of TCW Funds Distributors LLC:

We have reviewed management's statements, included in the accompanying exemption report (the "Exemption Report"), in which TCW Funds Distributors LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2022, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

Los Angeles, California

February 27, 2023

TCW

TCW Funds Distributors LLC's Exemption Report

TCW Funds Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund underwriter/sponsor (distributor); (2) private placements of securities (on a best efforts basis only); and (3) mutual fund retailer (application basis only) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TCW Funds Distributors LLC

I, Felicia Werts, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
      Felicia Werts
Title: Chief Compliance Officer, Secretary & Anti-Money Laundering Compliance Officer
Date: February 27, 2023